Exhibit 99.3

 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ELLOMAY CAPITAL LTD	2019 Annual General Meeting of
Shareholders June 19, 2019, 2:00 p.m., Israel time This Proxy is Solicited On Behalf Of The Board Of Directors

PLEASE BE SURE TO MARK, SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENVELOPE PROVIDED

▲FOLD AND DETACH HERE AND READ THE REVERSE SIDE▲
PROXY								Please mark your votes ☒ like this
								YES	NO
1.	To reelect four members of the Board of Directors to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.					3b.	In connection with Proposal 3a, please indicate whether you have a personal interest in the Proposal and, if you indicate YES, please provide details.	☐	☐
	The nominees are:	FOR	AGAINST	ABSTAIN
	(a) Shlomo Nehama	☐	☐	☐		4.
To reappoint Somekh Chaikin, a member of KPMG International, as the of said independent auditors, considering the volume and nature of theirservices independent auditors of the Company for the fiscal year endingDecember 31, 2019, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees
								FOR	AGAINST	ABSTAIN
	(b) Ran Fridrich	☐	☐	☐				☐	☐	☐
	(c) Hemi Raphael	☐	☐	☐
	(d) Anita Leviant	☐	☐	☐

2a.	To ratify and approve the compensation policy for the Company’s directors and officers.		FOR	AGAINST	ABSTAIN
			☐	☐	☐

2b.	In connection with Proposal 2a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.		YES	NO
			☐	☐

3a.	To approve amendments and a three-year extension of the & Management Services Agreement among the Company, Meisaf BlueHoldings Ltd. and Kanir Joint Investments (2005) Limited Partnership		FOR	AGAINST	ABSTAIN		CONTROL NUMBER
			☐	☐	☐

 Signature____________________________________________________ Signature if held jointly__________________________________________ Date________________, 2019.

NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.

2019 Annual General Meeting of Shareholders

ELLOMAY CAPITAL LTD.

9 Rothschild Boulevard, 2nd Floor
Tel-Aviv 6688112, Israel
June 19, 2019, 2:00 p.m.,
Israel time

PLEASE BE SURE TO MARK, SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENVELOPE PROVIDED

▲FOLD AND DETACH HERE AND READ THE REVERSE SIDE▲
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 19, 2019

ELLOMAY CAPITAL LTD.

The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Adv. Odeya Brick-Zarsky and Adv. Guy Eizenberg (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 6688112, Israel, on Wednesday, June 19, 2019, at 2:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXYWILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION WITH THE APPROVAL OF PROPOSALS 2a AND 3a BY MARKING ITEMS 2b AND 3b, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS. IF YOU FAIL TO MARK ITEMS 2b OR 3b, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSALS 2a OR 3a, AS APPLICABLE, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSALS IS MARKED. IF YOU PROPERLY MARK ITEMS 2b OR 3b AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE RELEVANT UNDIRECTED PROPOSALS. FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

With respect to any additional matters as may properly come before the Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with the recommendation of the Company’s Board of Directors.
(Continued, and to be marked, dated and signed, on the other side)